APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

7:09 PM
06/15/23
Accrual Basis

Boston Fiber Co.
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
Crowdfunding	
GoFundMe	1,001.37
Patreon	302.34
Total Crowdfunding	1,303.71
Merchandise Sales	
Paypal	715.06
Square	87,415.10
Venmo	722.83
Total Merchandise Sales	88,852.99
OTC	275.00
Total Income	90,431.70
Cost of Goods Sold	
Merchant Account Fees	2,582.68
Purchases	37,791.36
Shipping & Postage	541.70
Total COGS	40,915.74
Gross Profit	49,515.96
Expense	
Bank Service Charges	1,475.00
Computer and Internet Expens...	793.55
Dues & Subscriptions	139.91
Insurance Expense	719.81
Marketing	1,500.60
Meals and Entertainment	591.96
Office Supplies	2,818.16
Outside Services	5,574.01
Rent Expense	18,446.94
Repairs and Maintenance	842.67
Software	241.72
Tolls & Parking	46.25
Travel	
MBTA	42.40
Rideshare	722.93
Total Travel	765.33
Utilities	1,080.84
Total Expense	35,036.75
Net Ordinary Income	14,479.21
Net Income	**14,479.21**

Boston Fiber Co.
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
Brookline 5764	1,823.80
Total Checking/Savings	1,823.80
Other Current Assets	
Inventory	44,825.43
Total Other Current Assets	44,825.43
Total Current Assets	46,649.23
Other Assets	
Furniture and Fixtures	2,805.00
Total Other Assets	2,805.00
TOTAL ASSETS	**49,454.23**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Short Term Loan	13,764.00
Total Other Current Liabilities	13,764.00
Total Current Liabilities	13,764.00
Total Liabilities	13,764.00
Equity	
APIC	20,011.02
Shareholder Distributions	1,200.00
Net Income	14,479.21
Total Equity	35,690.23
TOTAL LIABILITIES & EQUITY	**49,454.23**

Boston Fiber Co.
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	14,479.21
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Inventory	-44,825.43
Short Term Loan	13,764.00
Net cash provided by Operating Activities	-16,582.22
INVESTING ACTIVITIES	
Furniture and Fixtures	-2,805.00
Net cash provided by Investing Activities	-2,805.00
FINANCING ACTIVITIES	
APIC	20,011.02
Shareholder Distributions	1,200.00
Net cash provided by Financing Activities	21,211.02
Net cash increase for period	1,823.80
Cash at end of period	**1,823.80**

I, Sara Ingle, certify that:

1. The financial statements of Boston Fiber Company included in this Form are true and complete in all material respects; and
2. The tax return information of Boston Fiber Company has not been included in this Form as Boston Fiber Company was formed on 02/18/2022 and has not filed a tax return to date.

Signature   *Sara Ingle*

Name: Sara Ingle

Title: Owner